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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Noble International, Ltd.

(Name of Issuer)

Common Stock, $.00067 per share

(Title of Class of Securities)

655053106

(CUSIP Number)

Arcelor Mittal	with a copy to:
Hofplein 20	DLA Piper US LLP
3032 AC Rotterdam	1251 Avenue of the Americas
The Netherlands	New York, NY 10020
+31-10-217-88-96	(212) 335-4517
Attn: Henk Scheffer	Attn: Marjorie Sybul Adams, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655053106

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arcelor S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 11,578,136
9. Sole Dispositive Power None
10. Shared Dispositive Power 11,578,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,578,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 655053106

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mittal Steel Company N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 11,578,136
9. Sole Dispositive Power None
10. Shared Dispositive Power 11,578,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,578,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 655053106

This Amendment No. 1 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed jointly on March 26, 2007 by Arcelor S.A. (“Arcelor”), a Luxembourg corporation, and Mittal Steel Company N.V. (“Mittal”), a Netherlands corporation with respect to shares of common stock, $0.00067 par value per share (“Common Stock”), of Noble International, Ltd. (the “Company”). Arcelor and Mittal are collectively referred to herein as the “Reporting Persons.” Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background

This item is amended to reflect that Roland Junck is no longer an Executive Officer of either Arcelor or Mittal.

Item 4. Purpose of Transaction

On August 31, 2007, the Company closed a strategic business combination pursuant to the Share Purchase Agreement described in the Schedule 13D (the “Closing”). At the Closing, the Company issued to Arcelor 9,375,000 shares of Common Stock of the Company. As a result of the Closing, these 9,375,000 shares of Common Stock (the “Arcelor Shares”), together with the 2,203,136 shares of Common Stock beneficially owned by Robert J. Skandalaris, the Chairman of the Board of the Company (the “Skandalaris Shares”), have become subject to the Standstill and Stockholder Agreement entered into by the Company, Mr. Skandalaris and Arcelor. As a result of entering into the Standstill and Stockholder Agreement, the Reporting Persons and Mr. Skandalaris may be deemed to share voting and investment power over the shares of Common Stock owned by each of them, but only as to the matters specified in the Standstill and Stockholder Agreement. The Standstill and Stockholder Agreement is described in more detail in Item 6 below.

Except as described in Item 6, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional Common Stock of the Company, or the disposition of Common Stock of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of Common Stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

CUSIP No. 655053106

(i)	A class of equity Common Stock of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 11,578,136 shares of Common Stock, which comprise the Arcelor Shares and the Skandalaris Shares, and constitute approximately 49.1% of the shares of Common Stock outstanding on August 31, 2007. The calculation of the number and percentage of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons is based on the information contained in the Company’s definitive proxy statement for its 2007 annual meeting of stockholders filed with the Securities and Exchange Commission on August 2, 2007, after giving effect to the issuance of the Arcelor Shares at the Closing.

The Reporting Persons may be deemed to beneficially own the Skandalaris Shares, as to which the Reporting Persons disclaim beneficial ownership, and this filing and the Reporting Persons’ responses herein shall not be construed as an admission that the Reporting Persons are the beneficial owners of such shares of Common Stock or have formed a group together with Mr. Skandalaris. As a result of entering into the Standstill and Stockholder Agreement, the Reporting Persons and Mr. Skandalaris may be deemed to share voting and investment power over the shares of Common Stock owned by each of them, but only as to the matters specified in the Standstill and Stockholder Agreement.

(c) Except for the acquisition by Arcelor of the Arcelor Shares, neither the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed on Schedule A or Schedule B to the Schedule 13D, has effected any transaction relating to the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Commo Stock of the Company

Standstill and Stockholder Agreement

At and as a condition to the Closing, the Company, Arcelor and Mr. Skandalaris entered into the Standstill and Stockholder Agreement dated as of August 31, 2007, a copy of which is attached as Exhibit 5, in order to set forth certain agreements with respect to their ownership and voting of the Common Stock owned by them and matters relating to governance and major corporate actions of the Company. The Standstill and Stockholder Agreement includes:

•	a mutual, two-year standstill by Mr. Skandalaris and Arcelor;

•	transfer restrictions for two years and rights of first refusal on each other’s shares of Common Stock;

•	tag-along rights in favor of Mr. Skandalaris;

•	put and call options of favor of Arcelor on the Skandalaris Shares;

•

provisions regarding the size of the Company’s board of directors, which has been increased from seven to nine members, Mr. Skandalaris’ right to nominate one independent director and Arcelor’s right to nominate four directors, of whom only two shall be independent directors (in both cases subject to scale back as their share ownership declines), board committee representation, and the agreement of Mr. Skandalaris and Arcelor to vote in favor of each other’s nominees;

CUSIP No. 655053106

•

a requirement that until the earlier of a change of control or the fifth anniversary of closing, without the prior approval of both Mr. Skandalaris and Arcelor, the Company will not take action regarding specified strategic matters including:

•	amendments to the Company’s certificate of incorporation or bylaws;

•	the entry into or acquisition of a new business involving an investment of more than $25 million that does not involve the use of steel products or the use of the Company’s existing technology;

•	the sale of more than 50% by value of the Company’s assets;

•	the issuance of additional shares of capital stock (subject to limited exceptions) without giving Mr. Skandalaris and Arcelor the right to maintain their percentage ownership; and

•	a five-year non-compete agreed to by Mr. Skandalaris.

For additional information, see the description of the Standstill and Stockholder Agreement on pages 70 through 74 of the Company’s definitive proxy statement for its 2007 annual meeting of stockholders, which description is incorporated by reference herein.

Registration Rights Agreement

At and as a condition to the Closing, the Company entered into a Registration Rights Agreement with Arcelor and Mr. Skandalaris dated as of August 31, 2007, a copy of which is included as Exhibit 6. The Registration Rights Agreement grants both Arcelor and Mr. Skandalaris demand registration rights for their shares of Common Stock for up to four registrations each. For additional information, see the description of the Registration Rights Agreement on page 72 of the Company’s definitive proxy statement for its 2007 annual meeting of stockholders, which description is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit 5	Standstill and Stockholder Agreement by and between Noble International, Ltd., Arcelor S.A. and Robert J. Skandalaris dated August 31, 2007.

Exhibit 6	Registration Rights Agreement by and between Noble International, Ltd., Arcelor S.A. and Robert J. Skandalaris dated August 31, 2007.

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007

ARCELOR S.A.

By:	/s/ H. J. Scheffer
Name:	H. J. Scheffer
Title:	Company Secretary

MITTAL STEEL COMPANY N.V.

By:	/s/ H. J. Scheffer
Name:	H. J. Scheffer
Title:	Company Secretary